FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE MEETING HELD BY THE BOARD OF DIRECTORS ON

MAY 05, 2011

1.         DATE, TIME AND PLACE: On the fifth day of May, at 2 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.         MEETING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.         CALL NOTICE AND ATTENDANCE: Call notice duly served under Section 15 of the Company’s Bylaws. Attendance of the majority of the board members.

4.         AGENDA: (i) The  nomination of the members of  the Executive Officers Committee of the Company; (ii) The definition of the duties of each  member of the Executive Officers Committee; (iii)  The definition of the representantion of the Company; (iv) The nomination of a new member of the Human Resources and Compensation Committee; (v)  The increase of the capital stock of the Company upon the issuance of preferred shares (“PN”), in compliance with the Company’s Stock Option Plans, subject to the limit of authorized capital; (vi) The  nomination new members of the Stock Options Plan Committee; and (vii)  The renomination of the members of the Stock Options Plan Committee.

5.         RESOLUTIONS: After the meeting was convened, the Board members examined the Agenda and resolved by majority vote:

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5.1.      Under the Article 20 of Company’s Bylaws, to elect the members of the Executive Officers Committee, for a period of 3 years, being elect for: Chief Executive Officer: Enéas César Pestana Neto, brazilian, married, accountant, RG 11.383.698-3 SSP/SP, CPF/MF nº 023.327.978-40, resident in Capital of São Paulo States, with commercial domicile in Av. Brigadeiro Luiz Antonio, 3172; for Executive Vice-President of Market Strategy: Claudia Elisa de Pinho Soares, brazilian, single, business administrator, RG nº 07376147-0, IFP-RJ, CPF/MF nº 005.639.287-78, resident in Capital of São Paulo State, with office in Avenida Brigadeiro Luiz Antonio, nº 3.142; for Executive Vice-President of Commercial Strategy, Supply Chain and IT: Antonio Ramatis Fernandes Rodrigues, brazilian, married, engineer, RG nº 8.589.254-3 SS/SP, CPF/MF nº 050.781.388-03, resident in Capital of São Paulo States, with commercial domicile in Av. Brigadeiro Luiz Antonio nº 3172; for Executive Vice-President of Corporate Relations: Hugo Antonio Jordão Bethlem, brazilian, married, business administrator, RG 99793489 SSP, CPF/MF sob nº 012.204.568-88, resident in Capital of São Paulo States, with commercial domicile in Av. Brigadeiro Luiz Antonio nº 3172; for Executive Vice-President of Retail Business: José Roberto Coimbra Tambasco, brazilian, divorced, business administrator, RG 7.659.908 SSPSP, CPF/MF nº 966.121.508-15, resident in Capital of São Paulo States, with commercial domicile in Av. Brigadeiro Luiz Antonio nº 3172; for Executive Vice-President of Specialized Businesses: Caio Racy Mattar, brazilian, married, civil engineer, RG 5.396.320, CPF/MF nº 034.118.768-24, resident in Capital of São Paulo States, with commercial domicile in Av. Brigadeiro Luiz Antonio nº 3172; Corporate Services and Finances Officer: José Antonio de Almeida Filippo, brazilian, married, civil engineer, RG nº 04.639.073-8 RJ, CPF/MF nº 750.801.417-00, resident in Capital of São Paulo States, with commercial address in Avenida Brigadeiro Luís Antonio, nº 3172; for Control and Management Officer: Paulo Gualtieri, brazilian, married, economist, RG nº 7.513.210, CPF nº 020.230.868-50, resident in Capital of São Paulo States, with commercial address in Avenida Brigadeiro Luís Antonio, nº 3172; for People Officer: Sylvia de Souza Leão Wanderley, brazilian, divorced, business administrator, RG 05846104-7, CPF/MF nº 731.199.977-49, resident in Capital of São Paulo States, with commercial address in Av. Brigadeiro Luiz Antonio, 3172; for Supply Chain Officer: Marcelo Lopes, brazilian, married, commercial employee, RG nº 15.822.652, CPF/MF nº 074.788.578-84, resident in Capital of São Paulo States, with commercial address in Avenida Brigadeiro Luís Antonio, nº 3.142; and for Investor Relations Officer: Vitor Fagá de Almeida, brazilian, married, economist, RG nº 25.209.660-5, CPF/MF nº 204.156.108-42, resident in Capital of São Paulo States, with commercial address in Avenida Brigadeiro Luis Antônio, nº 3172, being herein ratified their acts done so far.

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5.1.1 To elect the following IT Officer: Andelaney Carvalho dos Santos, brazilian, married, bachelor of informatics, RG nº 06.085.676-2 IFP/RJ, CPF nº 960.933.747-34, with commercial address in Avenida Brigadeiro Luis Antônio, nº 3172, for a term of three years.

5.1.2 Consequently, the Executive Officers Committee shall be composed by: Enéas César Pestana Neto, Claudia Elisa de Pinho Soares, Antonio Ramatis Fernandes Rodrigues, Hugo Antonio Jordão Bethlem, José Roberto Coimbra Tambasco, Caio Racy Mattar, José Antonio de Almeida Filippo, Paulo Gualtieri, Sylvia de Souza Leão Wanderley, Marcelo Lopes, Vitor Fagá de Almeida e Andelaney Carvalho de Souza.

5.1.3 The Officers herein nominated declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Board of Directors herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book. The President specified that the Officers herein elected who desire to maintain their employee status from the Company could resign to their income as an Officer member.

5.2 According to Paragraph 1 of Article 21 of the Company By-laws, to specify duties of each Officer elected in addition to those already provided for the By-laws: 1) Executive Vice-President of Market Strategy: (a)  Identify opportunities and request feasibility studies that shall guide the growth/expansion of the businesses in the areas; (b)  Structure and conduct the group’s strategy planning; (c)  Develop the business plan for new businesses and formats; (d)  Prospect M&A opportunities; (2) Executive Vice-President of Commercial Strategy, Supply Chain and IT: (a) Align the strategies by maximizing GPA profitability; (b)  Outline the Group’s Sales Policies and Guidelines; (c)  Identify and capture sales synergies between the businesses; (d)  Develop and outline the sales managing processes for all businesses; (e)  Align the businesses’ promotional policies; (f) Prepare the strategy for the negotiations with Strategic Suppliers; (g) Be responsible for the development of GPA’s global sourcing policies; (3) Executive Vice-President of Corporate Relations: (a) Be responsible for GPA’s sustainability strategy and social liability; (b)  Responsible for the communication strategy between GPA and the press (external environments); (c)  Responsible for the relationship with trade unions and government agencies, to defend members of the group; (d) Act with competent agencies for consumer defense; (4) Executive Vice-President of Retail Business: (a) Be responsible for defining the position and the strategy for the business trademarks, with a planning perspective in the medium- and long-run according to the sizes of the formats, categories and areas; (b)  Be responsible for customers’ satisfaction and fidelity; (c)  Be responsible for knowing the consumer, the business, the market and the competitors; (5) Executive Vice-President of Specialized Businesses:  (a) Be responsible for developing new (embryonic) businesses, enabling their results and growth, so that they may become independent businesses in the future; (6) Corporate Services and Finances Officer: (a) Conduct the financial and tax planning of the Group; (b) Conduct the management of treasury, capital structure, dividends policy, as well as the reports, accounting records and financial statements; (c)  Define the operation and negotiation strategy for the purchase of indirect for the companies belonging to the Group; (7) Control and Management Officer: (a) Ensure the view and the performance of the Budgeting Process in all GPA management levels; (b) Monitor the performance or each business/area and support the managers by signaling mistakes and opportunities to make decisions; (c)  Be responsible for developing the management system; (8) People Officer: (a) Define guidelines for all of the Human Resources management processes for the Business of the Group; (b)  Strengthen the cross-sectional culture and values of the Group and be the guardian of the organizational culture; and (c)  Be responsible for the management (carrier and remuneration) of officers of the group on a centralized manner; (9) Supply Chain Officer: (a)  Develop analysis and make recommendations concerning the technological platform to be implemented in order to enable operations to improve in efficiency and productivity; (b)  Be responsible  for defining guidelines for the sharing of logistic infrastructure, optimization of supply and distribution; and (c)  Develop analysis and recommend investment plan in the short, medium and long run; (10) Investors Relations Officer: coordinate, administer, direct and supervise the work  of  Market Relations Society, and represents in the Securities Commission, the Securities and  Exchange  Commission, shareholders, investors, stock market, Central Bank of Brazil  and  other  bodies  related  activities  developed  in the capital market;  (11) IT Officer: Define and align policies and guidelines for matters involving information technology for all of the GPA businesses

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5.3 (a) Under Article 26 of Company’s Bylaws, to indicated the Officers José Roberto Coimbra Tambasco, Caio Racy Mattar, Antonio Ramatis Fernandes Rodrigues or José Antonio de Almeida Filippo, acting jointly with another Officer, to represent the Company in the acts of appointment of attorneys-in-fact, (b) Under the paragraph 2, Article 26, to indicate the Officers José Roberto Coimbra Tambasco, Caio Racy Mattar, Antonio Ramatis Fernandes Rodrigues or José Antonio de Almeida Filippo, acting jointly with the CEO, to represent the Company in the acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts; and (c)  Under paragraph 3,”a”, Article 26, to indicated the Officers José Roberto Coimbra Tambasco, Caio Racy Mattar, Antonio Ramatis Fernandes or José Antonio de Almeida Filippo, acting jointly  with another Officer, to represent the Company in the acts of management; and (d)  Under paragraph 3, “b”, Article 26, to indicated the Officers Enéas César Pestana Neto, José Roberto Coimbra Tambasco, Caio Racy Mattar, Antonio Ramatis Fernandes Rodrigues or José Antonio de Almeida Filippo, acting jointly with an attorney-in-fact, to represent the Company in the acts of management.

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5.4 To  elected Guilherme Affonso Ferreira to compose the Human Resources and Compensation Committee, as an independent member. Consequently, the Human Resources and Compensation Committee shall be composed by: Ana Maria Falleiros dos Santos Diniz D’Avilla, as President, Geyze Marchesi Diniz, Jean Louis Bourgier, Arnaud Strasser and Guilherme Affonso Ferreira.

5.5 As a consequence of the exercise of the stock purchase options Series A1 Silver and Gold, A2 Silver and Gold, A3 Silver and Gold and A4 Silver and Gold, under the Company’s Stock Purchase Option Plans (“Plan”), approved at the Annual Meetings held on April 28, 1997 and on December 20, 2006, resolved to approve, upon due observance of the Company’s authorized capital limit, pursuant to Section 6 of the Company’s Bylaws, the increase of the Company capital in the amount of eleven million, seven hundred ninety-seven thousand, two hundred five reals and eighteen cents (R$ 11.797.205,18), through the issuance of eight hundred thirty-one thousand and eight hundred eighty-four (831.884) preferred shares, of which:

(i) one  hundred thousand and four hundred twenty-six (100.426) preferred shares, at the issuing price of twenty-four Brazilian  reals and sixty-three cents (R$ 24,63) per share, in accordance with the Plan, totalling the amount of two millions, four hundred seventy-three thousand, four hundred ninety-two Brazilian  reals and thirty-eight cents (R$ 2.473.492,38), concerning the exercise of Series A1 Silver; (ii)  forty thousand, nine hundred ninety-one (40.991) preferred shares, at the issuing price of one cents (R$ 0,01) Brazilian  reals per share, in accordance with the Plan, totalling the amount of four hundred nine Brazilian  reals and ninety-one cents (R$ 409,91), concerning the exercise of Series A1 Gold; and (iii)  two hundred eighty-five thousand and four hundred and thirty-six (285.436) preferred shares, at the issuing price of twenty-six Brazilian  reals and ninety-three cents (R$ 26,93) per share in accordance with the Plan, totalling the amount of seven millions, six hundred eighty-six thousand, seven hundred ninety-one Brazilian reals forty-eight cents (R$ 7.686.791,48) concerning the exercise of Series A2 Silver; (iv)  two hundred sixty-four thousand and two hundred eighty-two (264.282) preferred shares, at the issuing price of one cents (R$ 0,01) per share, in according with the Plan, totalling the two thousand, six hundred forty-two Brazilian  reals and eighty-two cents (R$ 2.642,82), concerning the exercise of Serie A2 Gold; (v)  thirty-one thousand, five hundred and fifty-nine (31.559) preferred share, at the issuing price of twenty-seven Brazilian  reals and forty-seven cents (R$ 27,47) per share in accordance with the Plan, totalling the amount of eight hundred sixty-six thousand, nine hundred twenty-five Brazilian  reals and seventy-three cents (R$ 866.925,73), concerning the exercise of Serie A3 Silver; (vi)  twenty-six thousand, six hundred forty-six (26.646) preferred share, at the issuing price of one cents (R$ 0,01) per share, in accordance with the Plan, totalling two hundred sixty-six Brazilian  reals and forty-six (R$ 266,46), concerning the exercise of Serie A3 Gold; (vii)  sixteen thousand four hundred and seventy-seven (16.477) preferred share, at the issuing price of the forty-six brazilian reals and forty-nine cents (R$ 46,49) per share, in accordance with the Plan, totalling the amount of seven hundred sixty-six thousand fifteen Brazilian reals and seventy-three cents(R$ 766.015,73), concerning the exercise of Serie A4 Silver; and (viii)  sixty-six thousand and sixty-seven (66.067) preferred share, at the issuing price of the one cents (R$ 0,01), per share, in accordance with the Plan, totalling the amount of six hundred sixty Brazilian reals and sixty-seven (R$ 660,67) concerning the exercise of Serie A4 Gold. The preferred shares, as of their issuing, shall equally share all of the benefits, including dividends and any capital earnings that might be distributed by the Company, but shall not be entitled to dividends paid in advance by the Company referents at first quarter of 2011.

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5.5.1 As a result of the resolution approved above, the Company capital is changed from six billion, one hundred six million, four hundred and thirty-four thousand, four hundred and ninety-two Brazilian reals and nine cents (R$ 6.106.434.492,09) to six billion, one hundred eighteen million, two hundred thirty-one thousand, six hundred ninety-seven Brazilian reals and twenty-seven cents (R$ 6.118.231.697,27) fully subscribed and paid, in divided into two hundred fifty-nine million, nine hundred ninety-nine thousand, seven hundred and nine (259.959.709) shares of no par value, of which ninety-nine million six hundred and seventy-nine thousand, eight hundred fifty-one (99.679.851) are common shares and one hundred sixty million, two hundred seventy-nine thousand and eight hundred fifty-eight (160.279.858) preferred shares.

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5.6 To elect Sylvia de Souza Leão Wanderley and Antonio Ramatis Fernandes Rodrigues to compose the Administration Stock Purchase Options Plans Committee.

5.7 To approve the renomination of the members of the Administration Stock Purchase Options Plans Committee, for a term of three years: Abilio dos Santos Diniz; Enéas César Pestana Neto; José Roberto Coimbra Tambasco; Caio Racy Mattar; José Antônio de Almeida Filippo; and Claudia Elisa de Pinho Soares.

5.7.1 Consequently, the Administration Stock Purchase Options Plans Committee shall be composed by: Abilio dos Santos Diniz; Enéas César Pestana Neto; José Roberto Coimbra Tambasco; Caio Racy Mattar; José Antônio de Almeida Filippo; Sylvia de Souza Leão Wanderley; and Antonio Ramatis Fernandes Rodrigues.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, May 05, 2011. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Officer Present: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud D. C. W. J. Strasser, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Ulisses Kameyama. A summary of the minutes was drafted on the relevant book, according to Paragraph 3 of Section 130 of Law no. 6,404/76, as amended.

This is a true copy of its original

Renata Catelan P. Rodrigues

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.